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                                                                    Exhibit 12.1

               PG&E NATIONAL ENERGY GROUP, INC. AND SUBSIDIARIES

              Computation of Ratios of Earnings to Fixed Charges

                                                                                                                 Six Months
                                                          Year Ended December 31,                              Ended June 30,
                                    --------------------------------------------------------------------   ---------------------
(Dollars in Millions)                   1996         1997         1998           1999           2000         2000         2001
                                    -----------   ----------   ----------     -----------    -----------   ----------   --------
                                    (unaudited)  (unaudited)                                                   (unaudited)
Earnings:
  Pre-tax income from
   continuing operations..........        $  1         $(51)        $(75)       $(1,204)         $259        $103         $163
  Adjustments:
  Capitalized interest............         (12)          (1)          (1)            (8)          (22)         (8)         (17)
  Amortization of capitalized
   interest.......................           9            9            9              9             9           3            5
  Distributed income (loss)
   of equity investees............          34           51           69             63            65          37           38
  Preferred stock accretion
   expense........................           -            -           (1)             -             -           -            -
  Fixed charges (as below)........         107          131          227            259           265         125          113
                                          ----         ----         ----        -------          ----        ----         ----
        Total Earnings............        $139         $139         $228        $  (881)         $576        $260         $302
                                          ====         ====         ====        =======          ====        ====         ====
Fixed Charges:
  Interest expensed and
   capitalized....................        $ 86         $110         $199        $   209          $216        $104         $ 92
  Amortized financing costs.......           2            2            2              2             1           1            1
  Interest component of rents.....          19           19           25             48            48          20           20
  Preferred stock accretion
   expense........................           -            -            1              -             -           -            -
                                          ----         ----         ----        -------          ----        ----         ----
       Fixed Charges..............        $107         $131         $227        $   259          $265        $125         $113
                                          ====         ====         ====        =======          ====        ====         ====
Ratio of Earnings to Fixed Charges         1.3          1.1          1.0         Note (2)         2.2         2.1          2.7
                                          ====         ====         ====        =======          ====        ====         ====

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(1) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and fixed charges (exclusive of interest capitalized). Fixed charges consist of interest on all indebtedness (including amounts capitalized), amortization of debt issuance costs and the portion of lease rental expense that represents a reasonable approximation of the interest factor.

(2) The ratio of earnings to fixed charges was negative for the year ended December 31, 1999. The amount of the coverage deficiency was $1,140 million.